Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NTS, INC.

a Nevada Corporation

NTS, Inc. (the “Corporation”) hereby amends and restates its Articles of Incorporation (these “Articles of Incorporation”) pursuant to Chapter 78 of the Nevada Revised Statutes.

ARTICLE I

NAME

The name of the corporation is NTS, Inc. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

The Corporation’s current registered agent for service of process is The Corporation Trust Company of Nevada, 311 S Division Street, Carson City, Nevada 89703.

ARTICLE III

capital Stock

The Corporation has authority to issue 10,000,000 total shares of common stock, par value $0.001 per share.

ARTICLE IV

BOARD OF DIRECTORS

The name of the Corporation’s current sole director is as follows: William D. Forrest.

Dated June 6, 2014

By:	/s/ Alon Reisser
Name:	Alon Reisser
Title:	Secretary